Exhibit 3.1

AMENDMENT NO. 1 TO THE

BYLAWS OF

EKSO BIONICS HOLDINGS, INC.

This Amendment No. 1 to the Bylaws (the “Bylaws”) of Ekso Bionics Holdings, Inc., a Nevada corporation (the “Company”), is made as of this 14th day of February, 2026.

1. The Bylaws are hereby amended by deleting the following statement in existing Section 6 of Article II of the Bylaws, in its entirety:

“Stockholders may not take any action by written consent in lieu of a meeting.”

2. The Bylaws are hereby amended by deleting the existing Section 5 of Article VI of the Bylaws, and restating it in its entirety as follows:

“Section 5. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, unless the Board of Directors fixes a new record date for the adjourned meeting; provided, however, that the Board of Directors must fix a new record date if the meeting is adjourned to a date more than sixty (60) days later than the date set for the original meeting.”

3. Except as specifically amended herein, the Bylaws shall remain unchanged and in full force and effect.

Adopted by the Board of Directors on February 14, 2026.